UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29027/November 23, 2009

_____

In the Matter of                       :
                                       :
BACAP ALTERNATIVE MULTI-STRATEGY       :
    FUND, LLC                          :
One Bryant Park                :
New York, NY 10036                     :
                                       :
(811-21252)                            :
                                       :
_____    :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

BACAP Alternative Multi-Strategy Fund, LLC filed an application
on July 23, 2009, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On October 30, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28988).  The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered.  No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company.  Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.


                                    Elizabeth M. Murphy
                                         Secretary